UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Metal Storm delivers production weapons
to U.S. Navy
Arlington, VA — November 11, 2007: Metal Storm Limited (NASDAQ ticker symbol: MTSX and ASX trading code: MST).
Metal Storm Stacked Projectile weapons delivered to U.S. Navy for testing
Metal Storm Limited is pleased to announce that Metal Storm Inc. has delivered a four barrel weapons pod, fire control system and spares to the Naval Surface Warfare Center, Dahlgren Division (NSWCDD). These items comprise the first limited production systems to be delivered to the U.S. Military.
Commenting on the announcement, Peter D. Faulkner Metal Storm Inc. Senior Vice President for U.S. Operations and General Manager said “Our product strategy has been to offer a standard set of modular components that can be easily configured to meet our customer specific needs for operational employment. The system that we configured for the Navy was based on the Metal Storm GLL4042 launcher and fire control components which are integrated through standard interfaces. This approach has allowed us to deliver a tailored system within twelve weeks from the receipt of an order.”
Metal Storm Limited CEO, Dr. Lee Finniear noted “I am pleased to see the company reach this important stage on our path to commercialization. The employment of Metal Storm’s stacked round technology for a U.S. Military weapon system is a huge step for us and illustrates our commitment to the global marketplace. Research and Development will continue to be an important part of our business but it is our product focus that will ultimately generate the bulk of future revenue for Metal Storm. In this context the delivery of limited production systems to the US Navy is indeed an important milestone for the company.”
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN — NOVEMBER 2007
Brisbane, AUSTRALIA — 12 November 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
All,
This CEO Report expands on progress by Metal Storm over the past few months. I have detailed some areas particularly below. You will see from the progress we are making why it is the Board and I are disappointed about our share price.
By any comparison the Company has made significant steps to commercialization in the last year. In that time the share price has not reflected any of these advances. We do not believe that the stock price variation of late reflects the progress we are making. However, as our progress continues to become apparent we trust the market will react appropriately and the stock will see upward momentum.
STRATEGY
The NEXT part of the Metal Storm strategy is proceeding to plan. We continue to focus the vast majority of our effort on the commercialization of 40mm munitions and the 3 shot grenade launcher (3GL) together with the development of the 4 barrel RedbackTM anti-RPG remotely operated weapons systems. Discussions for production engineering and manufacture are in process with interested parties.
Our sales focus continues to be primarily on the US market, though an increasing effort is being placed on other international opportunities. Complementing our presence at AUSA in October, we will also be marketing our products at the Singapore Air Show in February and Eurosatory in Paris in June, as well as other exhibitions as they arise and are deemed an appropriate investment.
While it is important to have a strong plan when bringing new technology to market, it is equally important that the plan be sufficiently flexible to take advantage of new developments and changes in doctrine. Interest generated from our recent firings in Singapore and contract work in the US have focused our market strategy and highlighted areas of the market that represent good fit with our technology. The company has reacted to these opportunities by forming partnerships such as the I-Robot memorandum of understanding and by developing enabling technology such as the purpose built “Firestorm” compact mount for small robotic vehicles.
As a part of our product lifecycle planning, we are examining more closely the potential spin-off products leveraging from our activities in the USA. The objective is to move selected product concepts to initial prototype stage rapidly and at low cost, leveraging work already done for 3GL, RedbackTM and on US government contracts. Putting these prototypes “out there” to rapidly assess real market demand allows us to focus our upcoming product development investments on those items that would be in greatest demand. Simultaneously we intend to attract external development funding through contracts or other vehicles where available. Recent examples of these new product spin-offs are the “FireStorm” remotely operated weapons station (ROWS) featured on the iRobot Warrior Robot at AUSA, and the MAUL 4 shot 12 gauge lightweight underslung launcher. Both are Metal Storm designed and built. More information on these is provided later in the Bulletin.

MARKETING & BUSINESS DEVELOPMENT
Association of the United States Army Conference (AUSA)
At AUSA, Metal Storm presented 3GL at the VT Systems stand and the “Firestorm” 4 Barrel weapons system mounted on the iRobot Warrior at the iRobot stand.
3GL Display: Two versions of the 3GL were displayed. The first was an existing design mounted to its own shoulder stock. The second was a new design with an integral pistol grip below the breech. This has shortened the 3GL and provided improved ergonomics.
The 3GLs received encouraging feedback from attendees who handled the weapon. In particular, combat soldiers were impressed that the aluminium and carbon fibre construction had resulted in a lightweight weapon that did not shift the centre of gravity of a combat rifle as far forward as traditional underslung launchers. There was also universal acceptance of the application of the 3GL as a force multiplier.
The 3GL weapons shipped to AUSA have remained with the Business Development team at our US office. They are being used to increase awareness and interest in 3GL as a flagship product from Metal Storm.
The 3GL in its pistol grip configuration mounted to an M16 at the AUSA conference
“FireStorm” Display: Metal Storm and iRobot collaborated to mount the new 4 barrel “Firestorm” ROWS on the new iRobot Warrior robot. Positioned prominently at the corner of the iRobot booth, the Metal Storm/iRobot system became one of the most popular exhibits of the AUSA, attracting many of the US military top brass, as well as an avid following from attending journalists. Defence Weekly, for example, put “FireStorm”/Warrior as the only lead photograph for its coverage of AUSA, from a choice of products from over 500 exhibitors!

The mission illustrated for the exhibit was Perimeter Defence — A computer generated image showed several “FireStorm” Warrior systems being deployed for base protection under the title FORCE MULTIPLIED. The concept was for many robots to patrol bases according to pre-defined routes, detecting and reporting any suspicious activity to a single operator in a command center. On intrusion detection, the operator would take control of the robot concerned and direct the “FireStorm” lethal or less than lethal response according to the scale of threat.
It was clear from visitors making comment at the booth that they could envisage many other potential uses for the equipment beyond the Perimeter Defence example.
Metal Storm 4 barrel “Firestorm” weapons system on the iRobot Warrior at AUSA
Defense News Article covering AUSA
(to read the full article go to http://www.metalstorm.com/clientuploads/1015_DFN_DOM0003800.pdf )

Metal Storm IED Disruptor Display: Slightly less prominent, but just as important, was the display of a prototype Metal Storm multi-shot 40mm Improvised Explosive Device (IED) disruptor prototype mounted to the arm of the iRobot PacBot. The Metal Storm prototype builds on work carried out under contract with the US Government on a stacked round IED Disruptor projectile. Given that IEDs are the main cause of US casualties in Iraq, and iRobot PacBots are in extensive use for counter IED missions there, the Metal Storm IED Disruptor is of particular practical significance.
Metal Storm 40mm IED Disruptor on the iRobot PacBot
METAL STORM — iROBOT PARTNERSHIP
Metal Storm has signed a Memorandum of Understanding with iRobot to collaborate on integrated weaponized robot development, plus business development and marketing. The MoU signing follows the highly successful joint exhibit at AUSA and provides a solid framework within which the companies can capitalize on the combination of two cutting edge technologies to deliver an impressive new capability to military customers.
Joe Dyer, president of iRobot Government & Industrial Robots, said, “together with Metal Storm, we aim to develop a superior next-generation weapons platform that ensures absolute safety and always places a human in the decision loop. When you are talking about weaponizing robots, there is no margin for error. We believe combining best-of-breed combat-proven expertise from Metal Storm and iRobot will result in the most precise, safe, and effective solutions for our military customers.”
As CEO of Metal Storm I believe that this partnership is one of the most important we have. Metal Storm is moving progressively toward the point where its weapons systems are fully certified for deployment. The unique advantages of our technology in terms of weight, electronic control, reliability, firepower and size are most clearly illustrated when combined with lightweight robotic platforms. This will become one of our most important markets.

As a partner, we see iRobot is one of the most successful military robotic platform providers in the world, with over 1000 robots performing active battlefield duties as the “eyes and ears” of soldiers on the front line, and protecting troops and civilians alike through its counter-IED missions. It is an ideal partner for Metal Storm.
PRODUCT DEVELOPMENT UPDATE
The primary focus of our R&D team remains on the completion of 40mm ammunition, 3GL and RedbackTM products to achieve certification and manufacture.
AMMUNITION
The extensive test firing in Singapore in June this year achieved its objectives in terms of proving the weapons and munitions, and also as a development shoot it provided extensive data on performance for analysis.
The data has provided us with opportunities to further enhance our ammunition. For example, to further improve in-combat robustness we have now developed the capability to move the induction coils inside the round casing. We are also enhancing the design further to reduce production cost during manufacture.
3GL
3GL development has been progressing in earnest. During the Singapore test firings the 3GL prototypes performed well and proved the functional concept of the system as a standalone weapon.
3GL development has now shifted to enhancing robustness for combat use, and further improving weapon ergonomics. One of the most recent designs, shown below, reduces the length of the weapon by bringing the trigger under the barrel. The pistol grip design also provides practical advantages with a more solid grip for the trigger hand, and a good grip for opening and closing the weapon during reloading.
RedbackTM
RedbackTM development continues with the enhancement of the “501” individual reload and stick reload guns, together with improvements to the electronics package for fire control and round exit detection.

Our partners are also continuing with their RedbackTM development work focussing on RPG tracking etc., with the teams coordinated through regular project meetings, and a focus towards the next anti-RPG tests.
NEW DEVELOPMENTS
Capitalizing on work performed in the US office, we have also been progressing two additional product concepts which, with sufficient market demand, could be rapidly transitioned to full product development.
“FIRESTORM”
The “FireStorm” program capitalizes on our existing experience in vehicle and robotic platform weaponization, to create a Metal Storm lightweight gymbal mount for use in fixed position, vehicle and small robotic mount applications. The “FireStorm” mount was exhibited at AUSA on the iRobot Warrior platform, sporting a 4 barrel 16 shot 40mm Metal Storm weapons pod.
The prototype shown at AUSA was designed and built by Metal Storm, and includes dual axis motors, integrated fire control system and motor controllers. Work is currently underway to evaluate third party sighting and control software for integration. Whilst not confirmed, our intention is to use “FireStorm” in live fire trials in the USA before the end of Q1 of next year.
I believe that “FireStorm” is an exciting development for the company, allowing it to address a niche in the market it was not able to tackle before. “FireStorm” is not designed as an ultra fast response mount, and in that context it does not compete with our flagship RedbackTM product. However it does have advantages where the customer is more sensitive to cost than performance, or where the complete system needs to be significantly lighter and smaller than RedbackTM. We anticipate it being attractive to customers wanting lower cost fixed asset protection using networked fixed mount or robotic weapons systems, or any other application requiring lightweight, low cost grenade launching capability.
MAUL
Metal Storm has applied its expertise in stacked round systems to a 12 gauge (18mm) 4 shot under-barrel weapon codenamed MAUL. (Multi-shot Accessory Under-barrel Launcher) as a part of a contract with the US Marines.
The system was devised to launch multiple FRAG-12 door breeching grenades from a safe standoff distance without reloading. However the application can be much broader, with a range of lethal and less lethal payloads potentially able to be launched from MAUL.

3D Model depicting the anticipated form of the MAUL.
The current status of this development is that a test bench gun has successfully fired 4 stacked test grenades from the test gun. A video of this firing can be seen at
http://video-us.metalstorm.us/release/maul-400k.html — Fast link
http://video-us.metalstorm.us/release/maul-150k.html — Slower link
Note that this is a development shoot not a marketing shoot, so the video is basic. On the video the bench gun uses an external fire control system. However on a final weapon the fire control system would be integrated into the weapon in the same manner as we have with 3GL. The form factor of MAUL as an underslung weapon is still being developed, but the latest design concept is shown above.
We envisage potential applications for MAUL in both defence and law enforcement, particularly where less lethal munitions are desired as a complement to a lethal capability.
CONTRACTS
Our Crowd Control contract with the U.S. Army will be culminating in a demonstration of Metal Storm less than lethal munitions later this year. At this stage we intend to use the new “FireStorm” mount on a Warrior Robot for the demonstration. A considerable amount of systems integration has taken place to bring together the motion control, targeting and sighting with our GLL4042 guns and Less-Lethal munitions. The Less-Lethal arena is an important one for Metal Storm and the system developed for the U.S. Army is a major step towards our penetration of the Less-Lethal market.
Our contract with SPAWAR is scheduled to conclude at the end of this year and we are hoping to continue our work on a follow on contract which has not been awarded to-date. On the current contract we have successfully demonstrated each of the individual elements of an area denial system. Shortly we will be demonstrating all elements working together in a fully integrated system in a live fire demonstration for the client.
Our first limited production weapons order was fulfilled at the beginning of November. Metal Storm delivered a four barrel weapons pod, fire control system and spares to the Naval Surface Warfare Center, Dahlgren Division (NSWCDD). These items comprise the first limited production systems to be delivered to the U.S. Military. Order fulfilment was in the order of 12 weeks. Over the coming year we hope to update you on how the weapons are performing, subject to obtaining permission to release of this information from the customer.

We have been enjoying many successes with StarChase over the past several months as the limited production systems go through field trials. StarChase is reporting that systems will be available for the commercial marketplace in 2008.
Naturally the company is working diligently to secure more contracts for research, development and for the delivery of weapons. We will keep you informed of our successes as they arise.
OTHER ITEMS
Website: The company website re-design has been undergoing slow but sure development in the background. In May I defined the website re-design as a secondary effort, with development and business development activities taking priority over the website work. Despite this secondary priority we confidently expect the new website to be published within the next 2 months.

Marketing Penetration: We have been tracking the number of articles that include Metal Storm over the last few months. I am pleased to report that we are averaging over 60 press articles per month where our Company is mentioned. In the first 12 days of November, however, we are already ahead of our average with 64 articles to date. Some of the countries of publication include Canada, Turkey, Japan, The Russian Federation, Rumania, Estonia, Hungary, Greece, Israel, UK, Singapore Vietnam and India.
Lee Finniear
CEO
Metal Storm.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: November 12, 2007	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary